

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

March 23, 2009

Mr. William T. Giles
Chief Financial Officer
Autozone, Inc.
123 South Front Street
Memphis, Tennessee 38103

      Re: Autozone, Inc.
             Form 10-K for Fiscal Year Ended August 30, 2008
             Filed October 27, 2008
             Form 10-Q for Fiscal Quarter Ended November 22, 2008
             Filed December 19, 2008
             File No. 1-10714

Dear Mr. Giles:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                    Sincerely,

                    William H. Thompson
                    Accounting Branch Chief